X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02 OCT 22 AM 11:56

October 1, 2002

02055481

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated October 1, 2002).

Thank you.

PROCESSED
NOV 04 2002
THOMSON FINANCIAL P

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlo 10/28

X-Cal Resources Ltd.

TSX/XCL **October 1, 2002**

News Release

X-Cal Aims to Achieve 100% of Sleeper Then Drill

X-Cal has been assembling and documenting the 30 square mile Sleeper Gold Project in Humboldt County, Nevada since 1993. In addition to staking claims, and carrying out exploration, the Company has leased lands in the area and earned into lands held by Amax Gold (now Kinross Gold). Various cash payments, share issues, and exploration work have placed the Company in position to achieve 100% of the project. The remaining step for X-Cal to complete the land assembly is to exercise its option on the Kinross portion of the project; which can be achieved by bonding of the property and some reimbursement of expense. Kinross will retain participation in the project through its shares in X-Cal.

X-Cal is working to exercise its option. A quotation on the bond is pending from a major insurance company. Above ground gold resource at the mine site is being considered as a possible offset to the bonding cost, in lieu of issuing shares to fund the bond. X-Cal recently drilled 80 holes into a portion of the above ground gold resource at Sleeper. A feasibility on Sleeper's tailing is being prepared. The results of the study will be weighed against the bonding quotation.

A budget of US$100,000 has been given to X-Cal's exploration team for planning and permitting the next phase of drilling for Sleeper. Drill holes are being designed to test what are described in the Geologic Due Diligence Report as "A Multitude of Exceptional Targets". The coordinator for the permitting project, Mr. Keith Blair, MSc., has credentials that include expertise with the most current geologic systems and a history with Placer. He was also Coordinator for the Sleeper Gold 3D Model. Mr. Blair will work with a team of professionals who have track records for discovery and reserve replacement. Exploration drilling can restart after bonding capital has been negotiated and the option exercised.

The recently completed Geologic Due Diligence authored by Larry D. Kornze and Jeffrey Phinisey describes the potential of the 30 square mile Sleeper Gold District (See News Release dated August 12, 2002). The superlatives that are present in the report are unusual for senior professionals. The adjectives are in recognition of an exceptional gold project. Mr. Kornze and Mr. Phinisey, have made their careers generating reserves for major companies in Nevada. The management of X-Cal provided uninhibited access to complete Sleeper data, personnel, and the

property to facilitate the due diligence. The report describes existing gold resource and the potential for new gold deposits.

An Information Memorandum by Proteus Capital Corp. of New York and the Geologic Due Diligence (a separate report) are available under the heading of Current Reports at www.x-cal.com or in hardcopy from
X-Cal Resources Ltd.

The primary objectives of the Company today are to complete the land assembly by exercise of its option, and drill to increase the resource base of the Sleeper Gold Project. The Sleeper Gold Project is one of the prime gold properties in North America on a scale relevant to the new post merger gold industry. The post merger gold producers are larger with larger annual reserve replacement necessities. The Sleeper District is located in Nevada where these companies hve invested heavily in production infrastructure.

••••••••

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*